UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2025
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2025

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 3)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three months ended March 31,
	2025	2024
	$	$

Voyage charter revenues (note 4)	192,643	328,941
Time-charter revenues (note 4)	6,314	5,123
Other revenues (note 4)	32,682	34,222
Total revenues	231,639	368,286

Voyage expenses	(86,867)	(116,531)
Vessel operating expenses	(61,168)	(62,997)
Charter hire expenses (note 9)	(14,409)	(19,516)
Depreciation and amortization	(23,240)	(23,318)
General and administrative expenses	(9,712)	(12,886)
Gain on sale and write-down of assets (note 13)	38,163	11,601
Income from operations	74,406	144,639

Interest expense	(773)	(4,867)
Interest income	5,857	5,647
Equity income	230	1,368
Other expense (note 14)	(4,158)	(759)
Net income before income tax	75,562	146,028
Income tax recovery (note 15)	470	2,847
Net income	76,032	148,875

Per common share amounts (note 16)
- Basic earnings per share	$2.20	$4.35
- Diluted earnings per share	$2.19	$4.30
- Cash dividends declared	$0.25	$0.25

Weighted-average number of Class A and Class B common shares outstanding (note 16)
- Basic	34,482,849	34,261,903
- Diluted	34,666,717	34,649,190

Related party transactions (note 12)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 3)
(in thousands of U.S. Dollars)

	As at	As at
	March 31, 2025	December 31, 2024
	$	$
ASSETS
Current
Cash and cash equivalents	675,420	511,888
Restricted cash – current (note 17)	1,118	3,673
Marketable securities (notes 10 and 14)	20,070	22,442
Accounts receivable, net of allowance of $4.9 million (2024 - $5.3 million)	91,591	82,440
Assets held for sale (notes 13 and 19)	48,564	—
Due from affiliates (note 12)	4,666	5,230
Bunker and lube oil inventory	38,181	45,990
Prepaid expenses	15,076	12,800
Accrued revenue	42,862	57,605
Other current assets (note 6)	6,037	5,873
Total current assets	943,585	747,941
Vessels and equipment
At cost, less accumulated depreciation of $533.7 million (2024 - $570.9 million) (notes 8 and 13)	984,124	1,132,109
Operating lease right-of-use assets (notes 9 and 13)	44,150	52,162
Total vessels and equipment	1,028,274	1,184,271
Investment in and advances to equity-accounted joint venture	16,228	15,998
Other non-current assets (note 18)	28,511	23,025
Intangible assets at cost, less accumulated amortization of $5.5 million (2024 - $5.4 million) (note 6)	4,201	307
Goodwill	2,426	2,426
Total assets	2,023,225	1,973,968
LIABILITIES AND EQUITY
Current
Accounts payable	26,620	25,550
Accrued liabilities (note 7)	64,455	75,668
Current portion of operating lease liabilities (note 9)	20,000	24,875
Due to affiliates (note 12)	1,402	152
Other current liabilities	4,742	5,797
Total current liabilities	117,219	132,042
Long-term operating lease liabilities (note 9)	25,657	28,716
Other long-term liabilities (note 7)	56,130	56,660
Total liabilities	199,006	217,418
Commitments and contingencies (notes 8, 9 and 10)
Equity
Common shares and additional paid-in capital (585.0 million shares authorized, 29.8 million Class A and 4.6 million Class B shares issued and outstanding as of March 31, 2025, and 585.0 million shares authorized, 29.7 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2024) (note 11)	1,309,758	1,309,495
Accumulated surplus	514,461	447,055
Total equity	1,824,219	1,756,550
Total liabilities and equity	2,023,225	1,973,968
Subsequent events (note 19)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2025	2024
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	76,032	148,875
Non-cash items:
Depreciation and amortization	23,240	23,318
Gain on sale and write-down of assets (note 13)	(38,163)	(11,601)
Equity income	(230)	(1,368)
Income tax recovery	(2,283)	(4,441)
Other	5,730	3,289
Change in operating assets and liabilities	(6,035)	(23,212)
Expenditures for dry docking	(667)	(721)
Net operating cash flow	57,624	134,139

FINANCING ACTIVITIES
Scheduled repayments of obligations related to finance leases	—	(5,213)
Prepayment of obligations related to finance leases	—	(136,955)
Issuance of common shares upon exercise of stock options	872	2,786
Cash dividends paid	(8,596)	(8,560)
Other	(803)	(90)
Net financing cash flow	(8,527)	(148,032)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 13)	120,834	23,425
Expenditures for vessels and equipment	(306)	(570)
Purchase of marketable securities	(2,348)	—
Deposit for vessel purchase (note 18)	(6,300)	—
Net investing cash flow	111,880	22,855

Increase in cash, cash equivalents and restricted cash	160,977	8,962
Cash, cash equivalents and restricted cash, beginning of the period	515,561	392,155
Cash, cash equivalents and restricted cash, end of the period	676,538	401,117
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. Dollars, except share amounts)

		Common Shares and Additional Paid-in Capital
	Equity of Entities under Common Control	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2024	—	34,361	1,220,963	88,532	447,055	1,756,550
Net income	—	—	—	—	76,032	76,032
Dividends declared	—	—	—	—	(8,626)	(8,626)
Equity-based compensation (note 11)	—	72	263	—	—	263
Balance as at March 31, 2025	—	34,433	1,221,226	88,532	514,461	1,824,219

		Common Shares and Additional Paid-in Capital
	Equity of Entities under Common Control	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2023	24,372	34,093	1,217,232	88,532	220,021	1,550,157
Net income	4,104	—	—	—	144,771	148,875
Net change in parent's equity from Entities under Common Control (note 3)	21	—	—	—	—	21
Dividends declared	—	—	—	—	(8,623)	(8,623)
Equity-based compensation (note 11)	—	165	3,334	—	—	3,334
Balance as at March 31, 2024	28,497	34,258	1,220,566	88,532	356,169	1,693,764
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd. (or Teekay Tankers), which is incorporated under the laws of Bermuda, its wholly-owned subsidiaries, equity-accounted joint venture and the Entities under Common Control (as defined in note 3) (collectively, the Company).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on March 14, 2025. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
2.    Recent Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. The amendments in the standard are effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company will adopt this standard starting with its annual financial statements for the year ending December 31, 2025. The adoption of ASU 2023-09 is expected to result in additional disclosure for income tax reporting in the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that, for each interim and annual reporting period, an entity:

•Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption on the face of the income statement within continuing operations;

•Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements;

•Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and

•Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in the standard are effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3.    Acquisition of Entities under Common Control
On December 31, 2024, the Company acquired from Teekay Corporation Ltd. (or Teekay) (a) Teekay's Australian operations for a purchase price of $65.0 million plus a related working capital adjustment of $15.9 million and (b) all of Teekay's management service companies not previously owned by the Company for a purchase price of $17.3 million, which was the net working capital value of the entities being transferred to the Company. In addition, as part of the acquisition, Teekay transferred to the Company its $6.0 million supplemental retirement defined contribution plan liability, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations). This liability was deducted from the total $98.2 million purchase price for Teekay's Australian operations and Teekay's management service companies, resulting in a net consideration of $92.2 million paid to Teekay. This acquisition is deemed to be a business acquisition between entities under common control. Accordingly, the Company has accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting, all financial or operational information contained in the Company's unaudited consolidated financial statements for the periods prior to December 31, 2024, the date that the interests in the businesses were acquired by the Company, and during which the Company and the applicable businesses

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
were under common control of Teekay, are retroactively adjusted or recast to include the results of these Acquired Operations and are collectively referred to as the “Entities under Common Control”.

As a result of the Company's acquisition of the Acquired Operations, the Company's unaudited consolidated financial statements prior to the transaction date of December 31, 2024 have been retroactively adjusted or recast to include 100% of the assets and liabilities and results of the Acquired Operations on a consolidated basis during the periods the Acquired Operations and the Company were under common control of Teekay. The effect of adjusting such information to accounts in periods prior to the Company's acquisition thereof is included in the Entities under Common Control in the unaudited consolidated financial statements. All intercorporate transactions between the Company and the Acquired Operations that occurred prior to the acquisition by the Company have been eliminated upon consolidation.

Assets and liabilities of the Acquired Operations are reflected on the Company’s unaudited consolidated balance sheets at the historical carrying values of the Acquired Operations. The purchase price of $98.2 million that was in excess of the Acquired Operations' historical carrying value of the net assets acquired of $36.8 million has been accounted for as a $61.4 million return of capital to Teekay.

The effect of adjusting the Company’s unaudited consolidated financial statements to account for this common control transaction increased the Company’s net income for the three months ended March 31, 2024 by $4.1 million. The adjustments for the Entities under Common Control related to this transaction increased the Company’s revenues for the three months ended March 31, 2024 by $30.0 million.
4.    Revenue
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) tankers) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of these types of contracts, see "Item 18 – Financial Statements: Note 4" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

The following table contains a breakdown of the Company's revenue by contract type for the three months ended March 31, 2025 and March 31, 2024. The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Three months ended March 31,
	2025	2024
	$	$
Voyage charter revenues
Suezmax	108,765	165,786
Aframax / LR2	83,878	163,155
Total	192,643	328,941

Time-charter revenues
Suezmax	—	3,553
Aframax / LR2	4,478	1,570
Bunker tanker (1)	1,836	—
Total	6,314	5,123

Other revenues (2)
Vessel operational and maintenance services	27,162	27,791
Ship-to-ship support services	4,882	2,983
Management fees and other	638	3,448
Total	32,682	34,222

Total revenues	231,639	368,286
(1)Includes variable lease payments of $1.0 million for the three months ended March 31, 2025 related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(2)Relates to non-lease revenues.
Charters-out
As at March 31, 2025, two (December 31, 2024 - two) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire in May 2025 and May 2029, respectively. As at March 31, 2025, the minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $8.2 million (remainder of 2025), $7.4 million (2026), $7.4 million (2027), $7.4 million (2028), and $2.5 million (2029) (December 31, 2024 - $14.4 million (2025), $7.4 million (2026), $7.4 million (2027), $7.4 million (2028), and $2.4 million (2029)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after March 31, 2025 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities
As at March 31, 2025, the Company had $1.5 million (December 31, 2024 - $2.5 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities in the Company's unaudited consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
5.    Segment Reporting
The Company has two operating segments: 1) tankers, which consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering contracts), and the Company's U.S.-based ship-to-ship support service operations (including its lightering support services provided as part of full service lightering operations); and 2) marine services, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties. As a result of the Company's acquisition of the Acquired Operations, the marine services operating segment is retroactively included in the Company's segment reporting for all periods prior to the transaction date of December 31, 2024. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker (or CODM) is based on these two segments, both of which are presented accordingly on this basis. The CODM is the President and Chief Executive Officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions.

The accounting policies of the two segments are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following table includes the Company’s revenues, expenses, other segment items, income from operations and equity income by segment, and reconciles such amounts to the Company’s consolidated net income before income tax for the periods presented in these financial statements:

	Three Months Ended March 31, 2025
	Tankers $	Marine Services and Other $	Total $
Revenues	202,504	29,135	231,639
Voyage expenses	(86,867)	—	(86,867)
Vessel operating expenses	(35,747)	(25,421)	(61,168)
Charter hire expenses	(13,789)	(620)	(14,409)
Depreciation and amortization	(23,240)	—	(23,240)
General and administrative expenses	(9,712)	—	(9,712)
Gain on sale and write-down of assets	38,163	—	38,163
Income from operations	71,312	3,094	74,406

Equity income	230	—	230
Non-segment reconciling items:
Interest expense			(773)
Interest income			5,857
Other expense			(4,158)
Net income before income tax			75,562

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

	Three Months Ended March 31, 2024
	Tankers $	Marine Services and Other $	Total $
Revenues	338,343	29,943	368,286
Voyage expenses	(116,531)	—	(116,531)
Vessel operating expenses	(37,495)	(25,502)	(62,997)
Charter hire expenses	(19,516)	—	(19,516)
Depreciation and amortization	(23,318)	—	(23,318)
General and administrative expenses (1)	(13,843)	957	(12,886)
Gain on sale of vessel	11,601	—	11,601
Income from operations	139,241	5,398	144,639

Equity income	1,368	—	1,368
Non-segment reconciling items:
Interest expense			(4,867)
Interest income			5,647
Other expense			(759)
Net income before income tax			146,028
(1)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offset the corresponding expense in Tankers.

A reconciliation of total segment assets to total assets, presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2025 (1)	December 31, 2024 (1)
	$	$
Tankers	1,299,625	1,416,789
Marine Services and Other	43,514	40,061
Due from affiliates	4,666	5,230
Cash and cash equivalents	675,420	511,888
Total assets	2,023,225	1,973,968

(1)There are no differences between the measurements of the segment assets and the Company’s consolidated total assets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
6.    Intangible Assets
As part of the European Union Emissions Trading System (or EU ETS) requirements, as at March 31, 2025, the Company had acquired EU allowances (or EUAs) for $10.0 million (December 31, 2024 - $5.9 million), which were recorded as indefinite-lived intangible assets. As at March 31, 2025, $6.0 million (December 31, 2024 - $5.9 million) of these intangible assets are presented as other current assets in the unaudited consolidated balance sheets as these EUAs are related to the Company's 2024 emissions levels and will be surrendered within one year from the balance sheet date, and the remaining $4.0 million (December 31, 2024 - $nil) of EUAs are related to the Company's 2025 emissions levels and will be surrendered more than one year from the balance sheet date.

The carrying amount of intangible assets, excluding EUAs classified as other current assets, is as follows:

	As at
	March 31, 2025	December 31, 2024
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.5 million (2024 - cost of $5.7 million, less accumulated amortization of $5.4 million) (1)	225	307
EUAs, at cost	3,976	—
	4,201	307
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of the customer relationships for the three months ended March 31, 2025 and March 31, 2024 was $0.1 million and $0.1 million, respectively. The remaining balance of $0.2 million is expected to be amortized in 2025.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
7.    Accrued Liabilities and Other Long-Term Liabilities
The following tables present the components of accrued liabilities and other long-term liabilities on the Company's unaudited consolidated balance sheets.

Accrued Liabilities	As at
	March 31, 2025	December 31, 2024
	$	$
Voyage and vessel	34,015	36,665
Obligation related to EU ETS	6,037	6,588
Corporate accruals	1,231	1,654
Interest	526	548
Payroll and benefits	22,646	30,213
Accrued liabilities	64,455	75,668
Obligation Related to EU ETS
As at March 31, 2025, the Company has recorded an obligation of $8.8 million (December 31, 2024 - $6.6 million) related to its emissions levels, of which $6.0 million (December 31, 2024 - $6.6 million) is related to the Company's 2024 emissions levels and was included as part of accrued liabilities and the remaining $2.7 million (December 31, 2024 - $nil) is related to the Company's 2025 emissions levels and was included as part of other-long term liabilities in the unaudited consolidated balance sheets. During the three months ended March 31, 2025 and March 31, 2024, the Company also recognized expenses related to EU ETS of $2.7 million and $2.0 million, respectively, as part of voyage expenses in the unaudited consolidated statements of income.

Other Long-Term Liabilities	As at
	March 31, 2025	December 31, 2024
	$	$
Freight tax provision (note 15)	39,184	41,404
Office lease liability - long term	8,366	8,698
Obligation related to EU ETS	2,724	—
Defined contribution pension liability	4,377	5,091
Other (1)	1,479	1,467
Other long-term liabilities	56,130	56,660
(1)Includes $1.0 million related to the Company's obligation pertaining to the European Union FuelEU Maritime regulation which became effective as of January 1, 2025 in relation to certain voyages when not using low emission intensity fuels.
8.    Long-Term Debt
As at March 31, 2025, the Company had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $254.0 million (December 31, 2024 - $254.0 million), of which $254.0 million (December 31, 2024 - $254.0 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00%. The total amount available under the 2023 Revolver decreases by $67.8 million (remainder of 2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028) and $21.5 million (2029). The 2023 Revolver is collateralized by 19 of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at March 31, 2025, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at March 31, 2025, the Company was in compliance with all covenants in respect of the 2023 Revolver.

The interest rate on the Company’s 2023 Revolver as at March 31, 2025 was 6.3% (December 31, 2024 - 6.3%).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
9.    Operating Leases
The Company charters-in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company during which the Company is entirely responsible for the operation of the vessel, including technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.
As at March 31, 2025, minimum commitments to be incurred by the Company under time charter-in contracts and bareboat-in contracts were approximately $29.5 million (remainder of 2025), $21.1 million (2026), $13.5 million (2027), $8.5 million (2028), and $7.4 million (2029).
10.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		March 31, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 17)	Level 1	676,538	676,538	515,561	515,561
Marketable securities	Level 1	20,070	20,070	22,442	22,442
Obligation related to EU ETS (note 7)	Level 1	(8,761)	Note (1)	(6,588)	(6,588)

Non-recurring:
Operating lease right-of-use assets (note 13)	Level 2	6,677	6,677	11,735	11,735

Other:
Advances to equity-accounted joint venture	Level 2	380	Note (2)	380	Note (2)
(1)As at March 31, 2025, the Company has recorded an obligation related to EU ETS for $8.8 million, of which $6.0 million (December 31, 2024 - $6.6 million) was included as part of accrued liabilities and the remaining balance of $2.7 million (December 31, 2024 - $nil) was included as part of other-long term liabilities in the unaudited consolidated balance sheets. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at March 31, 2025, no such accrual was made as the total emissions liability was less than the carrying value of the EUAs held (December 31, 2024 - $0.7 million).
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. As at March 31, 2025 and December 31, 2024, the fair values of the individual components of such aggregate interests were not determinable.
The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash and cash equivalents are held. In order to minimize credit risk, the Company only places deposits with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
The Company's investment in marketable securities is exposed to equity price fluctuations that could have an impact on the fair value of the investment.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
11.    Share Capital and Equity-Based Compensation
The authorized share capital of the Company at March 31, 2025 was 100.0 million preference shares (December 31, 2024 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2024 - $0.01 per share), 485.0 million Class A common shares (December 31, 2024 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2024 - $0.01 per share), and 100.0 million Class B common shares (December 31, 2024 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2024 - $0.01 per share). A Class A common share entitles the holder to one vote per share while a Class B common share entitles the holder to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. As of March 31, 2025, the Company had 29,806,617 Class A common shares (December 31, 2024 – 29,734,640), 4,625,997 Class B common shares (December 31, 2024 – 4,625,997) and no preference shares (December 31, 2024 – nil) issued and outstanding.

During the three months ended March 31, 2025 and 2024, the Company recognized $0.2 million and $0.6 million, respectively, of expenses related to restricted stock units in general and administrative expenses.
12.    Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Services Limited (or the Manager) and certain affiliates, which were previously owned by Teekay and were subsequently acquired by the Company as part of the Company's acquisition of the Acquired Operations on December 31, 2024. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below. Subsequent to the Company's acquisition of the Acquired Operations, any services provided by the Manager to the Company will be eliminated on consolidation and not disclosed in the Company's consolidated financial statements. In addition to the Management Agreement, the Company and its subsidiaries have entered into management services agreements with Teekay and its affiliates pursuant to which the Manager provides services to Teekay and its affiliates in return for a management fee paid to the Manager by Teekay. Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended March 31,
	2025	2024
	$	$
Transaction fee related to the sale of certain vessels (i)	(700)	—
Management fee revenues (ii)	489	—
Entities under Common Control (note 3)
Strategic and administrative service fees (iii)	—	(11,378)
Management fee revenues (ii)	—	2,911
Vessel operating expenses - technical management fee (iv)	—	(155)
(i)The Company pays a transaction fee to Teekay upon the sale of vessels that were previously owned by Tanker Investments Ltd., which the Company acquired in 2017. This fee is equal to 1.0% of the aggregate consideration payable to the Company pursuant to a sale contract. During the three months ended March 31, 2025, this fee is related to the sale of two vessels.
(ii)The Company receives management fees from Teekay for time spent on Teekay matters by employees of the Company.
(iii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses in the Company’s consolidated statements of income. The Company’s executive officers are employees of the Entities under Common Control, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by the Entities under Common Control.
(iv)The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of income. The Company paid such third-party technical management fees to the Manager in relation to certain vessels previously owned by Tanker Investments Ltd.
b.Teekay and its subsidiaries may collect certain cash receipts and remit payments for certain expenses incurred by the Company. Such amounts, which are presented on the Company's unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.
13.    Vessel Sales and Write-down of Assets
During the three months ended March 31, 2025, the Company completed the sales of two Aframax / LR2 tankers and two Suezmax tankers for a total price of for $120.5 million, with the Company recognizing an aggregate gain on sales of $39.0 million.
During the three months ended March 31, 2025, the Company agreed to sell two Suezmax tankers for a total price of $62.0 million, and both tankers were classified as held for sale as at March 31, 2025 (see note 19).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
During the three months ended March 31, 2024, the Company completed the sale of one Aframax / LR2 tanker for $23.5 million, with the Company recognizing a gain on sale of $11.6 million.
During the three months ended March 31, 2025, the Company recorded a write-down of $0.8 million on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
14.    Other Expense
The components of other expense are as follows:

	Three Months Ended March 31,
	2025	2024
	$	$
Foreign exchange gain	431	614
Other expense (1) (2)	(4,589)	(1,373)
Total	(4,158)	(759)
(1)    Includes $4.7 million related to an unrealized loss on marketable securities during the three months ended March 31, 2025.
(2)    Includes $1.4 million related to the premiums paid in relation to the repurchase of certain vessels previously under sale-leaseback arrangements during the three months ended March 31, 2024.
15.    Income Tax Recovery
The components of the provision for income tax recovery are as follows:

	Three Months Ended March 31,
	2025	2024
	$	$
Current	424	3,001
Deferred	46	(154)
Income tax recovery	470	2,847
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities in the Company's unaudited consolidated balance sheets:

	Three Months Ended March 31,
	2025 $	2024 $
Balance as at January 1	41,404	47,813
Increases for positions related to the current year	170	508
Increases for positions related to prior years	1,452	990
Decreases for positions taken in prior years	—	(3,303)
Decreases related to expiry of limitation period	(3,843)	(2,088)
Foreign exchange loss (gain)	1	(746)
Balance as at March 31	39,184	43,174
Included in the Company's current income tax recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
16.    Earnings Per Share
The net income available for common shareholders and earnings per common share are presented in the table below:

	Three Months Ended March 31,
	2025	2024
	$	$
Net income	76,032	148,875

Weighted average number of common shares - basic (1)	34,482,849	34,261,903
Dilutive effect of stock-based awards	183,868	387,287
Weighted average number of common shares - diluted	34,666,717	34,649,190

Earnings per common share:
– Basic	2.20	4.35
– Diluted	2.19	4.30
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three months ended March 31, 2025 and 2024, a total of 4,920 and nil restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three months ended March 31, 2025 and 2024, there were no options that had an anti-dilutive effect on the calculation of diluted earnings per common share.
17.    Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	March 31, 2025	December 31, 2024	March 31, 2024	December 31, 2023
	$	$	$	$
Cash and cash equivalents	675,420	511,888	400,438	391,464
Restricted cash – current (1)	1,118	3,673	679	691
	676,538	515,561	401,117	392,155
(1)    The Company maintains restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs) and for the purpose of acquiring EUAs (see note 6). As at March 31, 2025, the Company was not committed to any FFAs.
Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Three Months Ended March 31,
	2025	2024
	$	$
Leased assets obtained in exchange for new operating lease liabilities	337	—
18.     Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
b)Purchase Commitment
In February 2025, the Company signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million. A deposit of $6.3 million related to this purchase was placed in an escrow account, which is recorded in other non-current assets in the Company's unaudited consolidated balance sheet as at March 31, 2025.

c)Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
19.     Subsequent Events
a.In April 2025 and May 2025, the Company completed the sales of two Suezmax tankers for a total price of $62.0 million. Both vessels and their related bunker and lube oil inventory were classified as held for sale in the unaudited consolidated balance sheet as at March 31, 2025 (see note 13).
b.In May 2025, the Company's Board of Directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended March 31, 2025. In addition, the Board of Directors declared a special cash dividend of $1.00 per common share. These dividends are payable on May 30, 2025 to all of Teekay Tankers Ltd.'s shareholders of record on May 19, 2025.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
March 31, 2025
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2024.

OVERVIEW
Our primary business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term time charters will change from time to time. In addition to our core business, we also provide operational and maintenance marine services and ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at March 31, 2025, our fleet consisted of 45 vessels, including seven chartered-in vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at March 31, 2025:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tanker / LR2 Product Tanker (1)	1	—	1
Total Fixed-Rate Fleet	1	—	1

Spot-rate:
Suezmax Tankers (2)(3)	22	1	23
Aframax Tankers / LR2 Product Tankers (4)	14	3	17
VLCC Tanker (5)	1	—	1
Total Spot Fleet (6)	37	4	41
STS Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	38	7	45
(1)The charter-out contract is scheduled to expire in May 2025.
(2)Includes two owned Suezmax tankers for which agreements were put in place in March 2025 to sell these vessels. One of the tankers was delivered to its purchaser in April 2025, and the other tanker was delivered to its purchaser in May 2025. Both tankers are classified as held for sale as at March 31, 2025.
(3)The Suezmax tanker is currently time chartered-in for a period of 54 months expiring in June 2027 with an option to extend for one year.
(4)Two Aframax / LR2 tankers are currently time chartered-in for periods expiring in August 2025 and February 2026, both with options to extend for one year. One 2023-built Aframax / LR2 tanker is currently time chartered-in for a period expiring in January 2030 with three one-year extension option periods and a purchase option at the end of the second extension option period.
(5)The VLCC is owned through a 50/50 joint venture (or High-Q joint venture). As at March 31, 2025, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
(6)As at March 31, 2025, a total of 39 of our owned and chartered-in vessels, as well as three vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024.

SIGNIFICANT DEVELOPMENTS IN 2025
Global Tariffs and Trade

The U.S. administration recently announced and took actions to implement new or increased tariffs on foreign imports, which resulted in retaliatory tariffs being levied on certain U.S. goods and commodities and prompted a potential trade war with China. This activity has disrupted global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including an increased risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Increased U.S. Port Fees for Chinese-Built Ships

The Office of the U.S. Trade Representative (or USTR) recently announced that additional port docking fees will apply to Chinese-built ships docking at U.S. ports starting in October 2025, including Chinese-built ships owned by non-Chinese companies. Chinese vessel owners and operators are expected to be subject to fees starting at $50 per net ton, and non-Chinese operators using Chinese-built vessels are expected to be subject to fees starting at $18 per net ton, in each case, subject to annual fee increases. As a result, Chinese-built tankers importing oil and oil products into the United States may be subject to significant additional fees, potentially disrupting the competitive landscape within the tanker industry and global tanker trade routes. At this time, although we have certain Chinese-built vessels in our fleet, we are unable to determine with certainty the impact these additional fees will have on us, our operations or our industry.

Vessel Sales

During the first quarter of 2025, we entered into agreements to sell four Suezmax tankers and two Aframax / LR2 tankers for a total price of $182.5 million. These six tankers were delivered to their purchasers during February 2025, March 2025, April 2025, and May 2025, respectively. Two of the Suezmax tankers and their related bunker and lube oil inventory were classified as held for sale in the unaudited consolidated balance sheet as at March 31, 2025.

Vessel Acquisition

In February 2025, we signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million. A deposit of $6.3 million related to this purchase was placed in an escrow account, which is recorded in other non-current assets in the unaudited consolidated balance sheet as at March 31, 2025. The vessel is expected to be delivered to us in the second quarter of 2025.

Time Chartered-in Vessel

During the first quarter of 2025, one chartered-in Aframax / LR2 tanker was redelivered to its owner following the expiry of its time chartered-in contract.

Special Cash Dividend Declaration

In May 2025, our Board of Directors declared a special cash dividend of $1.00 per common share. This dividend is payable on May 30, 2025 to all of Teekay Tankers Ltd.'s shareholders of record on May 19, 2025.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates, which represent net revenues (or income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.
The results of operations that follow have been divided into (a) tankers, which consists of the operation of all of our Suezmax and Aframax / LR2 tankers as well as our 50% ownership interest in a VLCC tanker (including the operations from those of our tankers employed on full service lightering contracts), and our U.S. based ship-to-ship support service operations (including our lightering support services provided as part of full service lightering operations); and (b) marine services and other, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, as well as management services provided to Teekay and third parties.

As a result of our acquisition on December 31, 2024 of Teekay Corporation Ltd.'s (or Teekay's) Australian operations and all of Teekay’s management service companies not previously owned by us, including the transfer to us of Teekay’s supplemental retirement defined contribution plan liability, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations), all information related to these operating results for the periods prior to the respective dates the interests in the businesses were acquired by us, and during which we and the applicable businesses were under common control of Teekay, are retroactively adjusted or recast to include the results of the Acquired Operations and are collectively referred to as the “Entities under Common Control”.
Summary

Our consolidated income from operations was $74.4 million for the three months ended March 31, 2025, compared to $144.6 million in the same period last year. The primary reasons for this decrease in income are as follows:
•a decrease of $74.7 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in the first quarter of 2025 compared to the same period in the prior year;

•a decrease of $14.4 million due to the sales of four Aframax / LR2 tankers and three Suezmax tankers between the start of the first quarter of 2024 and the end of the first quarter of 2025; and

•a decrease of $7.9 million due to the redeliveries of four chartered-in tankers to their owners during the second half of 2024 and the first quarter of 2025;

partially offset by:

•an increase of $27.4 million due to the gain on sales of two Aframax / LR2 tankers and two Suezmax tankers in the first quarter of 2025 compared to the gain on sale of one Aframax / LR2 tanker in the first quarter of 2024.

Details of the changes to our results of operations for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, are provided below.

Three Months Ended March 31, 2025 versus Three Months Ended March 31, 2024

Tankers - Operating Results

We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.
The following table presents the Tankers operating results for the three months ended March 31, 2025 and 2024, and includes a comparison of net revenues(1), a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentage changes)	2025	2024	% Change
Revenues	202,504	338,343	(40.1)%
Voyage expenses	(86,867)	(116,531)	(25.5)%
Net revenues(1)	115,637	221,812	(47.9)%

Vessel operating expenses	(35,747)	(37,495)	(4.7)%
Charter hire expenses	(13,789)	(19,516)	(29.3)%
Depreciation and amortization	(23,240)	(23,318)	(0.3)%
General and administrative expenses	(9,712)	(13,843)	(29.8)%
Gain on sale and write down of assets	38,163	11,601	229.0%
Income from operations	71,312	139,241	(48.8)%

Equity income	230	1,368	(83.2)%
(1)This is a non-GAAP financial measure. Please refer to "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.
Net Revenues. Net revenues were $115.6 million for the three months ended March 31, 2025, compared to $221.8 million for the same period in the prior year.
The net decrease for the three months ended March 31, 2025 compared to the same period in the prior year was primarily the result of:

•a decrease of $74.7 million for the three months ended March 31, 2025 due to lower overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers compared to the same period in the prior year;

•a net decrease of $29.6 million for the three months ended March 31, 2025 due to the sales of four Aframax / LR2 tankers and three Suezmax tankers between the start of the first quarter of 2024 and the end of the first quarter of 2025, as well as the redeliveries of four chartered-in tankers to their owners during the second half of 2024 and the first quarter of 2025, partially offset by the acquisition of one Aframax / LR2 tanker in the third quarter of 2024;

•a decrease of $1.9 million for the three months ended March 31, 2025 due to one fewer calendar day compared to the same period in the prior year; and

•a decrease of $1.6 million for the three months ended March 31, 2025 primarily due to certain vessels returning from time charter-out contracts at various times during 2024 and earning a lower average rate compared to the previous rate;

partially offset by:

•an increase of $1.9 million for the three months ended March 31, 2025 due to a higher volume of STS support service activities compared to the same period in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $35.7 million for the three months ended March 31, 2025, compared to $37.5 million for the same period in the prior year.

The net decrease for the three months ended March 31, 2025 compared to the same period in the prior year was primarily the result of:

•a decrease of $1.5 million resulting from the sales of four Aframax / LR2 tankers and three Suezmax tankers at various times between the first quarter of 2024 and the first quarter of 2025; and

•a decrease of $1.1 million due to lower ship management costs during the first quarter of 2025;

partially offset by:

•an increase of $0.9 million resulting from higher repair and maintenance related expenditures during the first quarter of 2025.

Charter Hire Expenses. Charter hire expenses were $13.8 million for the three months ended March 31, 2025, compared to $19.5 million for the same period in the prior year.

The net decrease for the three months ended March 31, 2025 compared to the same period in the prior year was primarily the result of:

•a decrease of $5.9 million resulting from the redeliveries of four chartered-in tankers to their owners during the second half of 2024 and the first quarter of 2025; and

•a decrease of $0.7 million due to the impairments of operating lease right-of-use assets related to three chartered-in vessels in the fourth quarter of 2024;

partially offset by:

•an increase of $0.9 million resulting from an increase in daily hire rate for one Aframax / LR2 tanker after extending its chartered-in contract during the second quarter of 2024.
Depreciation and Amortization. Depreciation and amortization was $23.2 million for the three months ended March 31, 2025, compared to $23.3 million for the same period in the prior year. The net decrease was primarily due to the sales of two Aframax / LR2 tankers and two Suezmax tankers in the first quarter of 2025, as well as the sales of one Aframax / LR2 tanker and one Suezmax tanker in the fourth quarter of 2024, partially offset by the acquisition of one Aframax / LR2 tanker that was completed in the third quarter of 2024, as well as the dry docks of certain vessels that are subject to a shorter amortization period compared to the previous dry docks.
General and Administrative Expenses. General and administrative expenses were $9.7 million for the three months ended March 31, 2025, compared to $13.8 million for the same period in the prior year. The decrease was primarily due to lower expenditures related to compensation, benefits and payroll taxes, partly resulting from organizational changes made during the second half of 2024.
Gain on Sale and Write-Down of Assets. The gain on sale and write-down of assets of $38.2 million for the three months ended March 31, 2025 was related to:

•the sales of two Aframax / LR2 tankers and two Suezmax tankers, which resulted in an aggregate gain on sales of $39.0 million during the first quarter of 2025;

partially offset by:

•the impairment recorded for two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $0.8 million during the first quarter of 2025.
The gain on sale of assets of $11.6 million for the three months ended March 31, 2024 was related to the sale of one Aframax / LR2 tanker in February 2024.
Equity Income. Equity income was $0.2 million for the three months ended March 31, 2025, compared to $1.4 million for the same period in the prior year. The decrease was primarily due to lower spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Tanker Market
Mid-size crude tanker spot rates improved during the course of the first quarter of 2025 and by the start of the second quarter had reached the highest level since the first quarter of 2024. Rising oil production, particularly from the Americas, and the imposition of U.S. sanctions on Russian and Iranian shipping since the beginning of the year has led to Asian buyers sourcing more crude oil from the Atlantic Basin, which resulted in increased mid-size tanker tonne-miles. In addition, fleet supply has tightened as more vessels have been drawn into Russian trading to replace sanctioned vessels and as the price of Urals crude has fallen below the price cap of $60 per barrel, allowing some owners to carry Russian crude without penalty.
In the near-term, we expect freight markets to remain well-supported by elevated tonne-miles and a continued tightening of fleet supply due to sanctions. The tanker market could also benefit from lower oil prices, which reached a three-year low at the beginning of April 2025 due to a combination of economic uncertainty and the accelerated unwind of oil supply cuts from the OPEC+ group. Lower oil prices support the tanker market through reduced bunker fuel prices, which is our largest operational cost, and potentially higher oil demand. In addition, with current OECD inventories at near five-year lows, government and industry bodies may use this window of lower oil prices as an opportunity to rebuild oil inventories, driving tanker demand.

Looking further ahead, the medium-term demand outlook is highly complex given recent world events. The imposition of trade tariffs by the U.S., and subsequent retaliatory tariffs, have clouded the outlook for the global economy and for oil demand. While the outcome remains uncertain, industry analysts have adjusted their global economic and oil demand forecasts downwards with the International Energy Agency (or IEA) cutting its 2025 global oil demand growth forecast from 1.0 million barrels per day (or mb/d) to 0.7 mb/d.
The geopolitical landscape adds another layer of complexity, including the ongoing war in Ukraine, the U.S. “maximum pressure” campaign against Iran, a reduction in vessel transits through the Red Sea due to the fear of attack, and the theme of U.S. protectionism (including the proposal to target Chinese owners and Chinese-built vessels calling at U.S. ports). Any changes to these factors could impact the tanker market in the coming months, potentially adding to supply chain inefficiency, although it remains very difficult to predict how these events will unfold and what impact they will have on the tanker market.

The pace of tanker newbuild orders has slowed since the middle of 2024, with just 2.8 million deadweight tons (or mdwt) of orders placed in the first quarter of 2025, the lowest quarterly total since the third quarter of 2022. Although the pace of tanker ordering has slowed, shipyards continue to receive orders in other shipping sectors and we estimate that global shipyard capacity is essentially full through 2027 and approximately 70% full for 2028. In addition, a lack of tanker scrapping means that the tanker fleet continues to age, with the average age of the global tanker fleet standing at 13.9 years as of April 2025, the highest since 2001. We believe the combination of the current orderbook, an aging tanker fleet, and constraints on available yard space should result in continued low levels of tanker fleet growth over the medium term.

In summary, we believe that the near-term outlook for spot tanker rates remains positive. However, while fleet supply fundamentals continue to look supportive, there are economic and geopolitical uncertainties that make it difficult to predict how things will unfold for the tanker market in the medium term.
Tankers - Fleet and TCE Rates
As at March 31, 2025, we owned 37 double-hulled oil and product tankers and time chartered-in three Aframax / LR2 tankers, one Suezmax tanker, one bunker tanker and two STS support vessels. We also owned a 50% interest in one VLCC, the results of which are included in equity income.
The following tables highlight the operating performance of our spot vessels (including those trading on voyage charters, in RSAs and in FSL) and our time charter-out vessels, measured in TCE rates, or net voyage per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses:

	Three Months Ended March 31, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$108,765	$(51,532)	$256	$57,489	2,148	$26,765
Voyage-charter contracts - Aframax / LR2 (4)	$83,878	$(36,698)	$(19)	$47,161	1,694	$27,846
Time charter-out contracts - Aframax / LR2	$4,478	$(58)	$3	$4,423	90	$49,149
Total	$197,121	$(88,288)	$240	$109,073	3,932	$27,743
(1)Excludes $4.9 million of revenues related to our STS support services operations, $0.3 million of bunker commissions earned, and $0.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $1.4 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $14.5 million of revenues and $8.1 million of voyage expenses related to our FSL operations.

	Three Months Ended March 31, 2024
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$165,786	$(59,600)	$241	$106,427	2,248	$47,349
Voyage-charter contracts - Aframax / LR2 (4)	$163,155	$(58,162)	$171	$105,164	2,157	$48,754
Time-charter out contracts - Suezmax	$3,553	$(162)	$1	$3,392	91	$37,512
Time charter-out contracts - Aframax / LR2	$1,570	$(38)	$—	$1,532	32	$47,337
Total	$334,064	$(117,962)	$413	$216,515	4,528	$47,822
(1)Excludes $3.0 million of revenues related to our STS support services operations, $0.9 million of bunker commissions earned, and $0.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $1.4 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $18.4 million of revenues and $7.1 million of voyage expenses related to our FSL operations.

Marine Services and Other - Operating Results
As part of our Australian operations, we provide marine services to the Australian government, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support, as well as crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 10 Australian government-owned vessels. In addition, we provide crewing services for an FPSO unit in Western Australia and bareboat charter-in a bunker tanker which is time chartered-out to a third party.

The following table presents the Marine Services and Other operating results for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentage changes)	2025	2024	% Change
Revenues	29,135	29,943	(2.7)%
Vessel operating expenses	(25,421)	(25,502)	(0.3)%
Charter hire expenses	(620)	—	—%
General and administrative expenses (1)	—	957	(100.0)%
Income from operations	3,094	5,398	(42.7)%
(1)Includes certain services which were provided to us by the Entities under Common Control, which offset the corresponding expense we paid to the Entities under Common Control prior to our acquisition of the Acquired Operations on December 31, 2024.
Income from operations for Marine Services and Other was $3.1 million for the three months ended March 31, 2025, compared to $5.4 million for the same period in the prior year. The decrease is primarily due to a reduced level of management services provided to Teekay and lower results from our operational and maintenance marine services in Australia related to higher crewing-related expenditures and a decrease in the number of vessels under management, partially offset by the time charter-out of a bareboat charter-in bunker tanker that commenced in the fourth quarter of 2024.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentage changes)	2025	2024	% Change
Interest expense	(773)	(4,867)	(84.1)%
Interest income	5,857	5,647	3.7%
Other expense	(4,158)	(759)	447.8%
Income tax recovery	470	2,847	(83.5)%

Interest Expense. Interest expense was $0.8 million for the three months ended March 31, 2025, compared to $4.9 million for the same period in the prior year. The decrease was primarily due to the repurchase of eight Suezmax tankers during the first quarter of 2024, all of which were previously held under sale-leaseback arrangements.
Interest Income. Interest income was $5.9 million for the three months ended March 31, 2025, compared to $5.6 million for the same period in the prior year. The net increase was primarily due to higher cash balances, partially offset by a lower average interest rate.
Other expense. Other expense was $4.2 million for the three months ended March 31, 2025, compared to $0.8 million for the same period in the prior year. The net increase was primarily due to an unrealized loss on marketable securities recognized in the first quarter of 2025, partially offset by premiums paid during the first quarter of 2024 in relation to the repurchase of eight Suezmax tankers which were previously under sale-leaseback arrangements.
Income Tax Recovery. Income tax recovery was $0.5 million for the three months ended March 31, 2025, compared to $2.8 million for the same period in the prior year. The decrease was primarily due to the reversal of certain freight tax liabilities during the first quarter of 2024 based on an assessment of our tax position for a certain jurisdiction, partially offset by a higher recovery during the first quarter of 2025 related to the expiry of the tax limitation period in a certain jurisdiction. For additional information, please read "Item 1 – Financial Statements: Note 15 - Income Tax Recovery" of this report.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels, from managing vessels for the Australian government and from providing management services to Teekay and certain third parties. We employ a chartering strategy for our tanker segment that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as global oil trade routes and tonne-mile demand being impacted by Russia's invasion of Ukraine or recent attacks by Houthi rebels on vessels in the Red Sea area. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings, lease or equity financings, and the proceeds from the sales of our older vessels.

As of March 31, 2025, we have one credit facility, our 2023 Revolver, and we had no vessels subject to financing leases. Our 2023 Revolver is described in "Item 1 – Financial Statements: Note 8 - Long-Term Debt" of this report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver requires us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 8 - Long-Term Debt" of this report. If we do not meet these financial or other covenants, the lenders may declare our obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon our other liquidity at the time, could significantly affect our short-term liquidity requirements. As at March 31, 2025, we were in compliance with all covenants under our 2023 Revolver. Our 2023 Revolver requires us to make interest payments based on SOFR plus a margin. Depending upon the amount of our floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at March 31, 2025, we were not committed to any interest rate swap agreements.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, funding our other working capital requirements, dividend payments on our common shares, repurchase of our common shares under our share repurchase program, providing funding to our equity-accounted joint venture from time to time, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, we may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Three Months Ended March 31,
	2025	2024
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	57,624	134,139
Net cash flow used for financing activities	(8,527)	(148,032)
Net cash flow provided by investing activities	111,880	22,855

Net Operating Cash Flow
The $76.5 million decrease in net operating cash flow for the three months ended March 31, 2025, compared to the same period in 2024 was primarily due to:

•a net decrease of $93.7 million in cash inflows primarily due to lower operating earnings during the first quarter of 2025 resulting from lower average realized spot tanker rates, the sales of four Aframax / LR2 tankers and three Suezmax tankers between the start of the first quarter of 2024 and the end of the first quarter of 2025, as well as the redeliveries of four chartered-in tankers to their owners during the second half of 2024 and the first quarter of 2025, partially offset by lower interest expense resulting from the repurchase of eight tankers during the first quarter of 2024, all of which were previously held under sale-leaseback arrangements, as well as the acquisition of one Aframax / LR tanker in the third quarter of 2024;

partially offset by:

•a decrease of $17.2 million in cash outflows related to changes in net working capital during the first quarter of 2025 compared to the same period of the prior year; and

•a decrease of $0.1 million in cash outflows related to expenditures for dry-docking activities during the first quarter of 2025 compared to the same period of the prior year.

Net Financing Cash Flow
Net cash flow used for financing activities decreased by $139.5 million for the three months ended March 31, 2025, compared to the same period in 2024. The net decrease was primarily due to:

•a decrease of $142.2 million in cash outflows primarily due to a decrease in prepayments and scheduled repayments on our finance lease obligations resulting from the repurchase of eight Suezmax tankers under their previous sale-leaseback financing agreements in the first quarter of 2024;

partially offset by:

•a decrease of $1.9 million in cash inflows due to proceeds received upon the exercise of stock options during the first quarter of 2025 compared to the same period in the prior year.

Net Investing Cash Flow
Net cash flow used for investing activities increased by $89.0 million for the three months ended March 31, 2025, compared to the same period in 2024. The net increase was primarily due to:

•an increase of $97.4 million in cash inflows resulting from higher net proceeds received from the sale of two Aframax / LR2 tankers and two Suezmax tankers during the first quarter of 2025 compared to net proceeds received from the sale of one Aframax / LR2 tanker in the same period of the prior year; and

•a decrease of $0.3 million in cash outflows resulting from lower capital expenditures during the first quarter of 2025;

partially offset by:

•an increase of $6.3 million in cash outflows resulting from a deposit paid for the purchase of an Aframax / LR2 tanker during the first quarter of 2025; and

•an increase of $2.3 million in cash outflows resulting from an investment in marketable securities during the first quarter of 2025.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facility, and capital raised through financing transactions. The primary objectives of our cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 1 – Financial Statements: Note 8 - Long-Term Debt" of this report.

For information on our dividend policy and share repurchase program, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facility, increased by $163.5 million during the three months ended March 31, 2025 from $765.9 million as at December 31, 2024 to $929.4 million as at March 31, 2025. The net increase during the three months ended March 31, 2025 was primarily a result of the following events or changes during the first quarter of 2025: $120.8 million received from the sale of two Aframax / LR2 tankers and two Suezmax tankers; $57.7 million of net operating cash inflow during the first quarter of 2025; and $0.9 million of proceeds received upon the exercise of stock options; partially offset by $8.6 million of cash dividends paid on our common shares; $6.3 million paid as a deposit for the purchase of an Aframax / LR2 tanker; $2.3 million paid for an investment in marketable securities; and $0.4 million of expenditures for capital upgrades for vessels and equipment.

We anticipate that our liquidity at March 31, 2025, combined with cash we expect to generate during the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at March 31, 2025. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, as at March 31, 2025, we had a purchase commitment related to the purchase of a 2019-built Aframax / LR2 tanker. In February 2025, we signed an agreement to acquire this vessel for a purchase price of $63.0 million, and a deposit of $6.3 million was paid and placed in an escrow account. We expect to take delivery of this vessel during the second quarter of 2025. Approximately 60% of our fleet is currently aged 15 years and older, and we may continue the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using cash on hand, the undrawn revolving credit facility and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our other contractual obligations as at March 31, 2025:

(in millions of U.S. Dollars)	Total	12 Months Following March 31, 2025	Remainder of 2026	2027	2028	2029
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases) (1)	80.0	34.9	15.7	13.5	8.5	7.4
Total	80.0	34.9	15.7	13.5	8.5	7.4
(1)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of March 31, 2025.
Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as described in "Item 1 – Financial Statements: Note 15 - Income Tax Recovery" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at March 31, 2025, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $15.9 million, and we guarantee 50% of the outstanding loan balance. Finally, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes or penalties related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the EU ETS as of January 1, 2024, requires us to acquire allowances related to our greenhouse gas emissions as outlined in, “Item 1 – Financial Statements: Note 6 – Intangible Assets” and “Item 1 – Financial Statements: Note 7 – Accrued Liabilities and Other Long-Term Liabilities” of this report. In addition to the EU ETS, the inclusion of the FuelEU Maritime regulation by the European Union as of January 1, 2025, requires us to pay financial penalties in relation to certain voyages when not using low emission intensity fuels. Increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.

CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024. There have been no significant changes to these estimates and assumptions for the three months ended March 31, 2025.

NON-GAAP FINANCIAL MEASURE

Net Revenues - Tankers

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income from operations.

	Three Months Ended March 31,
(in thousands of U.S. Dollars)	2025	2024
Tankers
Income from operations	71,312	139,241
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	35,747	37,495
Charter hire expenses	13,789	19,516
Depreciation and amortization	23,240	23,318
General and administrative expenses	9,712	13,843
Gain on sale and write-down of assets	(38,163)	(11,601)
Net revenues	115,637	221,812

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2025 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries, vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of conflict in the Middle East, including the Israel-Hamas war and the ongoing attacks on vessels in the Red Sea areas, or the Russia-Ukraine war on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions, and the persistence of altered trade patterns;
•the effect on typical seasonal variations in tanker rates;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•our expectations regarding the reference rates and the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in the price, production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; non-OPEC+ and OPEC+ production and supply levels; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions, including the recent inclusion of the maritime industry in the EU ETS; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; the impact of geopolitical tensions and conflicts, including the Israel-Hamas war, the Russia-Ukraine war and related sanctions, tariffs and import and other restrictions; changes in global economic conditions; our levels of available cash and cash reserves and the declaration of any future dividends by our Board of Directors; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2024. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
March 31, 2025
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, which could materially affect our business, financial condition or results of operations, the price and value of our securities and our ability to pay dividends on our common shares.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-282449) FILED WITH THE SEC ON OCTOBER 1, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	May 9, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)